Puda Coal, Inc. 426 Xuefu Street, Taiyuan Shanxi Province, P. R. China 030006 Tel: (011) (86) 351-228-1302 Fax: (011) (86) 351-703-4404

February 16, 2010

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, DC 20549
Facsimile Number: (703) 813-6967
Attn:	Ms. Amanda Ravitz

Re:	Puda Coal, Inc. Request for Withdrawal of
Registration Statement on Form S-3 (File No. 333-164878)

Gentlemen:

On February 12, 2010, Puda Coal, Inc (the “Company”) filed Registration Statement No. 333-164878 on Form S-3 (together with the exhibits thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto.

The Company is making this withdrawal request because, due to a printer error, the Registration Statement was mistakenly filed with the wrong EDGAR code under form type S-3 instead of S-3MEF, which is a new registration statement filed under Rule 462(b).  Immediately after the submission of this request, the Company will refile the Registration Statement under form type S-3MEF. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold in connection with the proposed offering under the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

This registration withdrawal request will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that the request will not be granted.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Stephen M. Davis, of Goodwin Procter LLP, at (212) 813-8804, or Catherine X. Pan, of Goodwin Procter LLP, at (212) 459-7057.

Sincerely, /s/ Qiong Wu Qiong Wu Chief Financial Officer

cc:	Stephen M. Davis(Goodwin Procter LLP)